

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

Via E-mail
Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
1075 West Georgia Street, Suite 2600
Vancouver, British Columbia, V6E 3C9

>   **Re: City Office REIT, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-11**
>   **Filed February 18, 2014**
>   **File No. 333-193219**

Dear Mr. Maretic:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Formation Transactions, page 6

1.   We note your disclosure that the parties retaining the remaining interests in AmberGlen will not receive any common units, common stock or cash from you. We also note that you will dispose of an additional 9% interest in AmberGlen as part of the formation transaction. Please tell us if the entity that receives this 9% interest will receive common units, common stock or cash from you.

Structure and Formation of Our Company, page 44

Formation Transactions, page 44

2.   We note your response to our prior comment four and your revisions to your filing.

Please further revise the first and second bullet points on page 45 and the third paragraph on page F-2 to disclose more detail of the contribution agreements with Second City and Second City GP and with Gibralt and GCC Amberglen. Specifically, please disclose (1) interest acquired (2) interest disposed and (3) participation interests eliminated. Further, please tell us if adjustment F represents your accounting for the entire contribution agreement with Gibralt U.S., Inc and GCC Amberglen Investments LP. To the extent it does, please explicitly disclose this information in your adjustment F.

Capitalization, page 52

3.   The middle column on page 52 and the related column on page F-4 do not appear to reflect the $6 million equity adjustment consistently. Please revise or advise. Additionally, please ensure the columns are clerically accurate.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Notes and Management's Assumptions to Unaudited Pro Forma Consolidated Financial Statements, page F-7

4.   We note your adjustment B. It appears that you paid $50 million for a 57.7% interest in Cherry Creek and that you determined that Cherry Creek has a fair value of $59.5 million. We note you recorded a $4.5 million investment for your 42.3% equity method investment in Cherry Creek prior to this acquisition. Please tell us the amount of the acquisition date fair value of your 42.3% equity investment. To the extent this fair value exceeded your book value of the equity method investment, please tell us how you determined it was not necessary to record an adjustment to retained earnings for the excess and disclose the amount of the gain that you will record in the period of acquisition. We note you have recorded an adjustment to equity for $6.5 million, please tell us and revise your filing to disclose if this adjustment represents this gain. To the extent this $6.5 million represents the entire gain, please tell us how you were able to determine the acquisition date fair value of the 42.3% equity method investment was $11 million. To the extent that the acquisition date fair value of the 42.3% equity method investment exceeded $11 million, please tell us how you determined it was not necessary to record goodwill for the excess. Please refer to ASC 805-10.

5.   We note your adjustment C. It appears that you have presented the $6 million item as an adjustment to both predecessor equity and noncontrolling interest in properties on page F-4. Please revise to present this adjustment in only one place. Additionally, please adjust the column titled Pro Forma Before Offering to reflect the appropriate totals.

6.   We note your adjustment F. Please tell us and revise your filing to disclose how you determined the allocation of the $10 million between stockholder's equity and non-controlling interest in OP.

7.   We note your adjustment F. We note that your interest in AmberGlen decreased from 85% to 76%. In light of this decrease, please tell us why AmberGlen's non-controlling interest in properties decreased.

8.   We note your adjustment G, footnote (3). It appears that the $73.8 million will also go to repay a mortgage loan secured by AmberGlen. Please revise or advise.

9.   We note your adjustment G and your $184,290 adjustment to other liabilities. Please tell us and revise your filing to disclose the nature of this adjustment.

10.   We note your adjustment DD. Please tell us if this adjustment reflects the amortization related to the lease intangible assets in your adjustment B.

11.   We note your adjustment EE. Please provide us with the detail of your advisory fee calculation.

12.   We note your adjustment HH. Please revise to disclose the amount of interest expense that is related to the mortgage debt to be repaid. Also, please revise to disclose the interest expense and the interest rate assumed for each additional new loan. Further, please disclose the amount of amortization of financing costs.

13.   We note your adjustment HH. Please separately disclose the amount of the loss you will incur in the period you repay the mortgage loans.

14.   We note your adjustment HH and your table on page 67. It appears the interest rate on your new loans could vary from the rates you have assumed in the pro forma adjustment. If actual interest rates in the transaction can vary from those depicted, please disclose the effect on income of a 1/8% variance in interest rates.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Stephen T. Giove, Esq.